SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Contents

Introduction			3
1	Purpose		4
2	Concepts		4
3	References		8
4	Principles		8
5	Guidelines		9
	5.1	Scope	9
	5.2	Practices of Disclosure of Relevant Information	10
	5.3	Investor Relations Officer s Duties	15
	5.4	Bound Persons Duties	16
	5.5	Controlling Shareholders Duties	16
	5.6	Disclosure of Annual and Quarterly Results	17
	5.7	Meetings and Teleconferences with Analysts and Investors	18
	5.8	Website of Eletrobras Investor Relations	18
	5.9	Relationship of the other Departments of Eletrobras with the Investor Relations
	Department		18
	5.10	Disclosure of Information in Public Offerings	19
	5.11	Crisis Situations	19
	5.12	Disclosure of Information about Negotiations of Managers, Fiscal Council Members
	and Members of any Bodies with Technical or Consulting Assignments created by Statutory
	Provision and Related Persons		20
	5.13	Disclosure of Transactions with Related Parties	22
	5.14	Disclosure of Information on Relevant Negotiation	22
	5.15	Preclusions to the Negotiations of Securities	23
	5.16	Exceptions for the Preclusion of Negotiation of Securities	24
	5.17	Severe Penalties and Breaches	26
6	Responsibilities		26
7	General Provisions		26

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Introduction

This “Policy of Disclosure and Use of Relevant Information and  for the Negotiation of Securities Issued by Eletrobras” (hereinafter referred to as “Policy”): (i) governs the disclosure of Relevant Information on Eletrobras and its subsidiaries, as well as it regulates the access to Confidential Information, under the terms of CVM Instruction No. 358, and other applicable laws; and (ii) provides for guidelines and procedures that govern, in an orderly manner and within the limits established under the law, the negotiation of securities of Eletrobras, which should be met by Bound Persons and the Company itself, aiming at ensuring the transparency in transactions, in such a way to prevent the use of Confidential Information concerning Eletrobras to the benefit of the Bound Persons themselves, and that of third party, according to CVM Instruction No. 358, and further applicable laws.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

1      Purpose

Establishing and governing the mandatory practices for the use and disclosure of Relevant Information within the scope of Eletrobras, as well as negotiating Securities of its issuance, with the purpose, moreover, of establishing rules and procedures to be mandatorily abided by the Subject Persons, concerning the disclosure of Relevant Information, the keeping of its confidentiality and the access to Confidential Information, negotiations of Securities, in accordance with the legal, statutory provisions, and further internal regulations, thus preventing the undue use of Confidential Information, and ensuring the egalitarian treatment of Eletrobras’ investors.

2      Concepts

▪      Controlling shareholder

Federal Government and/or other shareholders that fall under the concept established by Article 116 of the Brazilian Corporate Law (Law No. 6,404/1976). It may also be referred to as “Parent Company.”

▪      Managers

Officers and their deputies and members of Eletrobras’ Board of Directors – CA.

▪      American Depositary Receipts (ADR’s)

Stock certificates issued by US financial institutions pegged to the securities of a foreign company.

▪      Investor Relations Department

A technical department of Eletrobras that is responsible for the relationship with shareholders, securities investors and regulatory bodies.

▪      Extraordinary General Meeting of Shareholders – AGE

The upper instance in the company operating for deliberating purposes only, which is set up by the meeting of shareholders, duly summoned and opened, to deliberate on business of interest of Eletrobras, in accordance with the assignments established in the Bylaws and in the Corporations Act.

▪      Stock Exchange

It is the organized market entity where securities issued by the Eletrobras are accepted for negotiations, either domestically or abroad, such as Brasil, Bolsa, Balcão (“B3”), The New York Stock Exchange (“NYSE”) and Madrid Stock Exchange for the Latin American Market (“LATIBEX”).

▪      Bonds

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Debt securities issued by Eletrobras abroad, not referred to by the shares, by means of which the purchase of the security receives periodical interests, and the principal on the security’s maturity.

▪      Associates

The companies wherein Eletrobras has significant influence, under the terms of Article 243, Paragraph 1 of the Brazilian Corporate Law (Law No. 6,404/1976).

▪      Brazilian Securities and Exchange Commission (or “CVM”)

Government agency connected to the Ministry of Finance, created by Law No. 6,385, dated December 7, 1976, with the purpose of inspecting, standardizing, governing, and developing the securities market in Brazil.

▪      Market Announcement

An instrument by means of which the Company makes public information that may be useful for shareholders and investors, but which not is not Relevant Information, under the terms of CVM Instruction 358;

▪      Fiscal Council Members

Acting members and deputies of Eletrobras’ Fiscal Council.

▪      Commercial Contacts

Every individual or corporation that is acquainted with Company’s Confidential Information or that of its subsidiaries, as a result of business, professional or trust relationship, such as independent auditors, securities analysts, lawyers, consultants, partners, service providers, rating agencies, advisors, and accountants.

▪      Subsidiaries

All companies that are under the Company’s control, either directly or indirectly, in Brazil and abroad, as established under Article 243 of the Corporations Act.

▪      Investor Relations Officer

Eletrobras’ Officer, appointed under the terms of the Bylaws of the company or upon delegation, as responsible for the company’s agency and reporting to investors and shareholders, to CVM, SEC and Stock Exchanges, as well as for duly updating the publicly-held company’s database of Eletrobras.

▪      Employees and executives with access to relevant information

The employees, Eletrobras’ officers, and its advisors that, as a result of their position or job title in the Company, have access to any Confidential Information;

▪      Former Managers

The Company’s Managers and Fiscal Directors after no longer holding their positions/job titles, owing to license, resignation, removal or substitution.

▪      Registration Form

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

An electronic document, submitted from time to time, as provided for in CVM Instruction No. 480, dated December 7, 2009, as further amended, the purpose of which is to gather, in a single document, the main data and characteristics of the Company and its Securities.

▪      Relevant Information

Any decision by a Controlling Shareholder, deliberation of Extraordinary General Meeting of Shareholders or the management bodies of Eletrobras, or that of its subsidiaries, or any other act or fact of political/administrative, technical, business or economic/financial character, happening or relating to the Company’s business, not yet disclosed to the capital market, which may influence:

(i)      the quote of securities issued by the Company or referred to by them;

(ii)     the decision-making by investors to purchasing, selling or keeping securities; or

(iii)     the decision-making of investors to exercising any rights inherent in the status of holders of securities issued by the Company or referred to by them.

With the purpose of helping identify any Relevant Information, the sole paragraph of Article 2 of CVM Instruction No. 358 brings the following non-exhaustive examples of Relevant Information:

(i)      execution of controlling interest transfer agreement or contract of the Company, even if as a condition precedent or subsequent;

(ii)     change of Company’s control, including by means of the execution, change or termination of the shareholders’ agreement;

(iii)    execution, change or termination of a given shareholders’ agreement wherein the Company is a party or intervening party thereto, or that has been annotated in a specific book of the company;

(iv)    entry or exit of a member that has, with the Company, an operating, financial, technological or administrative agreement or cooperation;

(v)     authorization for renegotiation of securities issued by the Company in any domestic or foreign market;

(vi)    decision to carry out the Company’s registration cancellation;

(vii)   takeover, merger or spin-off involving the Company or associates;

(viii)  transformation or dissolution or the Company;

(ix)    change to the composition of the Company’s equity;

(x)     change of accounting criteria;

(xi)    renegotiation of debts;

(xii)   approval of plan for grant of stock option;

(xiii)  change in rights and advantages connected to securities issued by the Company;

(xiv) stock split or grouping or distribution of bonus;

(xv)  purchase of company’s shares to remain in treasury or cancellation, as well as the sale of shares thus purchased;

(xvi) company’s profit or loss and distribution of cash proceeds;

(xvii)             execution or termination of agreement, or failure in its performance, when the expectation of accomplishment is in public knowledge;

(xviii)            approval, change or withdrawal of project, or else delay implementing it;

(xix) start, resumption or discontinuance in manufacture or negotiation of product or provision of service;

(xx)  discovery, change or development of technology or company’s resources;

(xxi) change of forecasts made public by the company;

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

(xxii)             filing for court-supervised or out-of-court recovery, petition for bankruptcy or filing of lawsuit, administrative or arbitration procedure that may impact the economic-financial status of the Company.

▪      Insider Information

Relevant Information not yet made public by the Regulatory Bodies and/or investing public and/or Stock Exchange, by means of channels and form established in this policy.

▪      Relevant Negotiations

Business or series of business by means of which the direct or indirect interest of controlling shareholders, whether direct or indirect, shareholders that elect members of the board of directors or fiscal council, as well as any individual or corporation, or group of persons, operating in concert or representing the same interest, surpasses, either upward or downward, the thresholds of 5% 10%, 15%, and so forth, concerning the type or class of shares representing the Company’s capital, under the terms of CVM Instruction No. 358.;

▪      Bodies with Technical and Consulting Assignments

Company’s bodies, if any, with technical assignments or earmarked to guide the Managers, such as, without limitation, committees and commissions.

▪      Regulatory Bodies

CVM, SEC and other Regulatory Bodies of the securities market which are competent to regulate and inspect the company and its Securities;

▪      Related Persons

Persons, whether natural persons or legal entities, which have the relationships below with manager, fiscal directors and/or members of any bodies with technical or consulting assignments created by statutory provision:

(i)      Spouse, of whom he/she is not divorced;

(ii)     Cohabitant, even if of a de facto separated person;

(iii)    Any dependent included in the annual income tax adjustment return;

(iv)    Companies directly or indirectly controlled by them;

(v)     Third party with whom a fiduciary agreement or stock portfolio agreement was kept.

▪      Bound Persons

Any of natural persons or legal entities below:

(i)      Direct and indirect controlling shareholders;

(ii)     Managers of Eletrobras and its subsidiaries;

(iii)    Fiscal Directors of Eletrobras and its subsidiaries;

(iv)    Members of any bodies with technical or consulting assignments of the company, created or which may be created upon statutory provision of Eletrobras and its subsidiaries;

(v)     Employees and assistants of Eletrobras or subsidiaries that have access or awareness of confidential information;

(vi)    Former managers of Eletrobras and its subsidiaries during the period in which they have in their possession any confidential information and in the other hypotheses provided for under this Policy,

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

(vii)   Whomever that, by virtue of their position, assignment or position in Eletrobras, in controlling shareholders, in its subsidiaries or affiliate companies, is aware of confidential information;

(viii)  Commercial contacts of Eletrobras and its subsidiaries, their respective employees and representatives.

▪      Subject Persons

Any bound person or related person and, furthermore, any other natural person or legal entity that falls under any of the situations provided for in this policy.

▪      Securities and Exchange Commission (“SEC”)

Regulatory body of securities market in the United States.

▪      Securities

Those provided for under Article 2 of Law No. 6,385, dated December 7, 1976, as well as in the regulation issued by CVM, issued by Eletrobras or interchangeable or convertible in securities issued by the Company; They cover shares, debentures, subscription bonus, receipts (including those issued outside Brazil pegged to shares), and subscription rights, call options and put options, indexes, promissory notes, and derivatives of any type or, yet, any other securities or collective investment agreements issued by Eletrobras that, upon legal order, are considered securities.

3      References

▪      CVM Instruction No. 358, dated January 3, 2002, and all its subsequent amendments.

▪      Law No. 6,404, dated December 15, 1976, and its subsequent amendments (Brazilian Corporate Law).

▪      Law No. 13,303, dated June 30, 2016 (State-Owned Companies Act)

▪      Code of Ethics and Conduct of Eletrobras Companies.

4      Principles

▪      Guiding one’s behavior by transparency, good faith, faithfulness, and truthfulness.

▪      Abiding by the best global practices of investor relations, the regularity and transparency in Eletrobras Securities’ negotiation, as well as the fulfillment of the relevant laws in Brazil and in the places where the Company has Securities issued or negotiated, and the regulation by Regulatory Bodies, Stock Exchange, Code of Ethics and Conduct of Eletrobras Companies, and other disciplinary standards of Eletrobras.

▪      Working with honesty, symmetry of information, equal treatment, and respect of investors’ rights.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5      Guidelines

5.1      Scope

5.1.1     The rules and procedures established in this Policy should mandatorily be abided by the Bound Persons, which should assume the obligation to fulfill them, and ensure that they are fulfilled by the Related Persons under their influence.

5.1.2 This Policy is also applicable to Relevant Information connected to subsidiaries or associates companies of Eletrobras of which the Bound Persons have become aware, and that, owing to its nature or relevance, turn into Relevant Information for Eletrobras.

5.1.3 It is mandatory for Bound Persons to execute a Contract of Adhesion (Annex 1) and to forward it to the Financial Department and Investor Relations Officer, which shall file said Contracts in its Investor Relations Department.

5.1.3.1 Without prejudice to the obligation of all Bound Persons, as provided for in this Item 5.1.3, especially the managers, fiscal directors and members of any bodies with technical or consulting assignments created by statutory provision, are bound to delivering the “Contract of Adhesion” (Annex 1) executed in up to seven business days, counted as of its holding in the respective position, and the responsible department is in charge of serving as secretary for the works of such members when gathered in boards, in order to apply the measures required for the fulfillment of this obligation.

5.1.3.2 Whenever there are changes to registration data, the signatories of the Contracts of Adhesion are bound to reporting them to Eletrobras forthwith, by means of the Investor Relations Officer.

5.1.3.3 The Contracts of Adhesion should be filled at the registered office of Eletrobras while their signatories should remain in a relation with the Company, and for at least more five years after their withdrawal, under the terms of CVM Instruction No. 358.

5.1.3.4 Eletrobras should keep in its registered office, at the disposal of CVM, the list of people that undersigned the Contract of Adhesion, and respective qualifications, pointing out their position or job title, address and number of registration in the CPF (Brazilian Individual Taxpayers’ Registry) or CNPJ (Brazilian Corporate Taxpayers’ Registry), immediately updating it whenever there is change.

5.1.4 Whenever the engagement involves access to Confidential Information, Bound Persons should require that the commercial contacts under its management and/or Related Persons become aware of this Policy, and the Bound Persons should arrange that its contracted parties execute the Contract of Adhesion (Annex 1) or non-disclosure agreements that abide by the principles and obligations established in this Policy.

                                                                                                                                                                                                                                                                       5.1.4.1  These Contracts shall be forwarded to the Investor Relations Officer, who should file the said Contracts in its Investor Relations Department.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.2      Practices of Disclosure of Relevant Information

5.2.1     Disclosure by Eletrobras

5.2.1.1 It is mainly incumbent on the Investor Relations Officer the responsibility to disclose Relevant Information, as well as ensure its comprehensive and immediate dissemination, simultaneously before CVM, SEC, and all Stock Exchanges.

5.2.1.1.1 Whenever the controlling shareholders, officers, members of the Board of Directors of Eletrobras – CA, or those of the Fiscal Council, and any bodies with technical or consulting assignments, created by statutory provision, shall found that the Investor Relations Officer has failed to disclose Relevant Information, under the terms of this Policy, they should notify such officer in writing, so that it may perform said disclosure. Said notification does not discharge its managers, before CVM, from the responsibility for said disclosure, under the terms of the laws.

5.2.1.2 The Investor Relations Officer should oversee any leaks of Relevant Information to the media outlets and/or atypical fluctuations concerning the negotiation of Securities, and, if he finds that such Information was improperly disclosed, he should immediately perform the comprehensive disclosure to the information market.

5.2.1.3 In the absence or hindrance of the Investor Relations Officer for the purposes of the remedies provided for in Items 5.2.1.1 and 5.2.1.2 above, Eletrobras’ Chief Executive Officer shall implement them. In the case of absence or hindrance of Eletrobras’ Chief Executive Officer, such measures should be applied by the Chairman of the Board of Directors – CA or by that whom the latter shall appoint, without prejudice to the provisions under sub-item 5.2.1.1.1.

The Subject Persons should communicate to the Investor Relations Officer (i) any act, fact or situation that may stand as a Relevant Information that it has become aware, and/or (ii) about the undue disclosure of Confidential Information, without abidance by the applicable laws and regulation, as well as of this Policy.

5.2.1.4.1 In the event of sub-item 5.2.1.4. above, the Investor Relations Officer shall be in charge of reviewing the information and, if he concludes that it is a Relevant Information, he should arrange comprehensive and immediate disclosure to the market, abiding by the provisions under sub-item 5.2.4.2 below.

5.2.1.4.2 In the absence or hindrance of the Investor Relations Officer to take the measures required for the due review of the information imparted by the subject person, Eletrobras’ Chief Executive Officer shall perform such review and, if he finds that it is a Relevant Information, Eletrobras’ Chief Executive Officer should perform its disclosure, abiding by the applicable laws and regulation, as well as the rules included in this Policy. In the case of absence or hindrance of Eletrobras’ Chief Executive Officer, such measures should be applied by the Chairman of the Board of Directors – CA or by that whom he may appoint.

5.2.1.4.3 Any Subject Person that has doubts regarding the qualification of said situation as Relevant Information, as well as regarding the treatment given to such situation, under the terms of this Policy, should contact the Investor Relations Officer or the Investor Relations Department of Eletrobras to arrange the clarifications required.

5.2.1.5 The disclosure of the Relevant Information should be made simultaneously and preferably after the termination of the business in the Stock Exchange, in all markets where the Eletrobras’ Securities are negotiated, given that the working hours in the Brazilian market shall prevail in the case of incompatibility. If the disclosure shall be made before trading opens, whenever possible, the advance time of one hour shall be met, so that delays in the start of the negotiations is prevented, and the dissemination of information provided is allowed.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.2.1.6 If it is imperative that the disclosure of Relevant Information happens during the time of negotiation, the Investor Relations Officer may, when communicating the Relevant Information, request, always simultaneously to the domestic and foreign Stock Exchanges and organized over-the-counter market entities, wherein the Securities issued by Eletrobras are allowed to be negotiated, the suspension of the negotiation of Securities over the time required for the proper dissemination of Relevant Information, in compliance with the procedures provided for in the regulations issued by the stock markets and organized over-the-counter market entities on the matter.

5.2.1.7 The disclosure to the market of Relevant Information should be performed in a clear, precise, straightforward, reliable, and timely manner, with quality, transparency, truthfulness, completeness, and consistency, as well as in a language commonly understood by the investing public, in Portuguese and English, without prejudice to the use of other language styles, if deemed necessary. Without prejudice to the effort of Eletrobras to prevent the divergence between translated versions, in the case of difference in interpretation, the information disclosed in Portuguese should always prevail.

5.2.1.8 The disclosure of Relevant Information should be made to CVM, by means of an electronic system available at the website of CVM, SEC, and Stock Exchanges, under the terms of the applicable standards.

5.2.1.9 In addition to sub-item 5.2.1.8, the disclosure of Relevant Information should be performed by means of the news portal available in the internet, stated in the Registration Form of Eletrobras, at the website of Investor Relations of Eletrobras (www.eletrobras.com/ri), and sent by e-mail to voluntarily registered investors in the investor relations department of Eletrobras.

5.2.1.9.1 Any change in the communication channel used by Eletrobras, which is established in Item 5.2.1.9, should be preceded by : (i) updating of this Policy, under the terms of CVM Instruction 358; (ii) updating Eletrobras’ Registration Form; (iii) disclosure of change implemented by a Relevant Fact, under the terms by then used by Eletrobras for the disclosure of Relevant Information.

5.2.1.10 Eletrobras’ Managers are responsible for strictly reviewing the concrete situations, arising out of the Company’s activities and operations, as well as decisions or any information of which they have become aware or which is under their responsibility, which may be characterized as Relevant Information, informing to the Investor Relations Officer, for decision-making about keeping it confidential or disclosing it.

5.2.1.11 The Investor Relations Department is the main responsible for the preparation of external communications to the capital market, by means of Relevant Facts or Market Announcements, based on the information obtained from the involved business department(s) or Board of Executive Officer(s), and shall subject the Relevant Fact or Market Announcement to prior approval of the Investor Relations Officer.

5.2.1.12 The access to Confidential Information should be limited to the professionals directly involved in the subject in question, until the due disclosure of Relevant Information to the market happens, abiding by the rules of this Policy.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.2.1.13 If a given Relevant Information is improperly disclosed to a person or group of persons, the Investor Relations Officer should be immediately informed, so as to ensure the immediate and comprehensive disclosure of the terms of this Policy.

5.2.1.14 In addition to the Relevant Information, the mandatory reports shall be disclosed to CVM, by means of the electronic system available at the website of CVM, SEC, and Stock Exchanges, and at the Company’s Investor Relations website, abiding by the terms and rules established under the laws.

5.2.1.15 Eletrobras may disclose, in the form of a Market Announcement, other information for clarification purposes, not characterized as a Relevant Information, that the Eletrobras understands as useful for the investing public.

5.2.1.16 Eletrobras does not comment on rumors or declarations that may lead to loss of stability, or else connected to political parties, except for the cases that may stand as leak of Relevant Information, in the hypothesis of request for regulating bodies, or else in the cases in which such information may be harmful for the investing public’s understanding, or the image or business of Eletrobras.

5.2.1.17 Eletrobras does not disclose forecasts about subsequent performance, and maintains that the mere forecast or business or opportunity assessments, for investments or divestments, does not stand as Relevant Information.

5.2.17.1 Eletrobras and its subsidiaries may disclose the expectations about the behavior of its business or market where it operates, however, such estimates should always reflect beliefs and expectations that necessarily imply risks and uncertainties, whether they are known or not, and shall not stand as Relevant Information. Known risks and uncertainties include, without limitation: economic, regulatory, political, and commercial conditions at large, in Brazil or abroad, changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy by consumers, competitive conditions, level of indebtedness, possibility of receipt of payments connected to receivables, changes in rainfall and water levels in reservoirs used to operate Eletrobras’ hydropower plants or those of its subsidiaries, plans concerning financing and capital investment, governmental regulations existing in Brazil and abroad, as well as other risks described in annual reports and other documents registered before CVM and SEC. Any beliefs and expectations refer only to the date on which they were expressed, and Eletrobras does not undertake any responsibility to update any of such estimates as a result of new information or future events. Such expectations of future results of operations and efforts undertaken by Eletrobras may differ from actual expectations, and the investor should not be exclusively based on information included in these beliefs and estimates.

5.2.2     Mechanisms of Control and Restriction of the Access to Relevant Information

5.2.2.1 It is mandatory for Bound Persons to execute a Contract of Adhesion (Annex 1) and to forward it to the Investor Relations Officer, who should file the document with Eletrobras’ Investor Relations Department.

5.2.2.1.1 Eletrobras should keep, at its Investor Relations Department, a list of people that executed the Contract of Adhesion (Annex 1), and respective qualifications, pointing out their position or job title, address and number of registration in CPF (Brazilian Individual Taxpayers’ Registry) or CNPJ (Brazilian Corporate Taxpayers’ Registry), which shall be continuously updated to the extent necessary for the adhesion of further people. Similarly, whenever there are changes to registration data, the signatories of the Contracts of Adhesion are bound to reporting them to Eletrobras forthwith, by means of the Eletrobras’ Investor Relations Officer.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.2.2.1.2 The Contracts of Adhesion should be filled at the registered office of Eletrobras while their signatories should remain in a relation with Eletrobras or subsidiaries, and for at least more five years after their withdrawal, under the terms of CVM Instruction No. 358.

Whenever the engagement involves access to Confidential Information, bound persons should require that the Commercial Contacts under their management and/or related persons become aware of this Policy, and the bound persons should arrange that its contracted parties execute the Contract of Adhesion (Annex 1) or non-disclosure agreements previously to the access to Confidential Information.

5.2.2.2.1 These Contracts should be forwarded to Eletrobras’ Investor Relations Officer, who should file the said documents.

5.2.2.2.2 In the case of strategic partners, when the exchange of Confidential Information is necessary, the procedure should always be preceded by a non-disclosure agreement.

5.2.2.3 Any meetings with the investing public, in Brazil or abroad, concerning matters that may characterize a Relevant Information, shall only be performed preferably in the presence of the Investor Relations Officer, the Chief Executive Officer or professional of the Investor Relations Department. In the absence of the Investor Relations Officer or of a professional of the Investor Relations Department, the content of the meeting should be reported to the Investor Relations Officer, in that which may lead to the characterization of a Relevant Information, with the purpose of any Relevant Information is immediately and simultaneously disclosed to the investing public, under the terms of this Policy.

5.2.2.4 The Eletrobras’ contracting department should establish, in the contracts with external advisors and third party that, owing to their nature, imply access or production of Confidential Information, with the mandatory requirement that these parties comply with the content of this Policy, in addition to including a non-disclosure clause.

5.2.2.5 In the event of atypical fluctuation of the quote, price or amount negotiated for the Securities, or in the event of request for clarifications of the Regulatory Bodies, Stock Exchanges or organized over-the-counter market entity where the Securities issued by Eletrobras be allowed in the negotiation about Relevant Information, the Investor Relations Officer should inquiry the Bound Persons to ascertain if they are acquainted with the Relevant Information that should be disclosed to the market.

5.2.2.6 The public communications issued by subsidiaries of Eletrobras, which involve Relevant Information, should be reviewed and approved by the Investor Relations Officer of Eletrobras, by means of the Investor Relations Department.

5.2.2.7 The Bound Persons shall abide by the following procedures, without limitations, in order to protect against inappropriate disclosure of Relevant Information:

(a) disclosing Confidential Information strictly to those persons directly involved in the subject in question;

(b) not disclosing Confidential Information (i) in public spaces or in the presence of third party not aware of it, or (ii) in telephone conferences in which one cannot be sure of whom shall attend it;

(c) keeping the environment in which such Confidential Information are stored, and conveyed, restricting any unauthorized access;

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

(d) not commenting on the Confidential Information to third party;

(e) not giving interviews to the press or availing themselves of any communication outlet connected to the Relevant Information, before its appropriate disclosure by the Investor Relations Officer of Eletrobras, by means of the appropriate channels, under the terms of this Policy; and

(f) in the case of doubt about the possibility of a given piece of information to be characterized as Relevant Information or Confidential Information, they should previously report, in writing, any comment in the means of communication stated in the previous sub-item, to the Investor Relations Officer or Investor Relations Department, so that one of the latter may review the information to ascertain if it is a Relevant Information, so that it may be disclosed, by means of the appropriate channels, under the terms of this Policy.

5.2.3     Exception for Immediate Disclosure

5.2.3.1 Exceptionally, the Relevant Information may no longer be disclosed if the controlling shareholders or the managers understand that its disclosure shall put Eletrobras Holding’s legitimate interest at risk.

5.2.3.2 In the hypothesis under Item 5.2.3.1, Eletrobras Holding’s managers and controlling shareholders shall undertake, preferably by means of the Investor Relations Officer, to immediately disclose the Relevant Information, in the hypothesis that the Relevant Information escapes the control, or if there is atypical fluctuation in the quote, price or amount of the Securities negotiated.

5.2.3.3 Eletrobras’ managers or controlling shareholders may forward a request to the Chief Executive Officer of CVM, in a sealed envelope, where the word “confidential” should be placed, as provided for in CVM Instruction No. 358, so that CVM decides about the provision of information that has not been disclosed.

5.2.4.3.1 In the hypothesis of sub-item 5.2.4.3, if CVM decides to disclose Relevant Information, the author of the request, or preferably the Investor Relations Officer, should, after notification of CVM, immediately communicate to the Stock Exchange and organized over-the-counter market entity where the Securities issued by Eletrobras are allowed to be negotiated, and disclose such Relevant Information, under the terms of CVM Instruction No. 358.

5.2.4     Quiet Period

5.2.4.1 Eletrobras applies, in accordance with the best market practices, the use of quiet period on the 15 days before the issuance of annual or quarterly financial statements, in a way to guarantee the equity of information treatment for the investing public.

5.2.4.2 The dates of disclosures of financial and quarterly financial statements shall be disclosed by the Company by means of its schedule of events, available at the website of CVM and at the website of the Investor Relations of Eletrobras (www.eletrobras.com/ri).

5.2.4.3 Over the quiet period, Eletrobras may disclose Relevant Information, insofar as needed according to the laws applicable to this Policy.

5.2.4.4 The compulsory nature of the disclosure, by Eletrobras, of mandatory reports before the Regulatory Bodies and Stock Exchanges and Relevant Information shall not be impacted by the quiet period rule, and shall be performed within the terms established in the applicable standards.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.2.4.5 Exceptionally, in the case of involuntary leaks of Relevant Information included in the annual or quarterly financial statements or in the event of unforeseeable circumstances, in order to guarantee the symmetry of information to the market, Eletrobras shall report to the Regulatory Bodies, and disclose the information leaked to the market, on an immediate basis, in keeping with the procedures provided for in this Policy.

5.3      Investor Relations Officer’s Duties

5.3.1 Without prejudice to the other obligations provided for in this Policy, the Investor Relations Officer shall:

(a)  send to CVM, through an electronic system available on the CVM website in the Internet, and, if applicable, to the Stock Exchange and organized over-the-counter market entity in which the Securities issued by Eletrobras are actually negotiated, any Relevant Information connected to the Eletrobras’ business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such Securities are actually negotiated;

(b)  ensure that the disclosure of Relevant Information preceded or is performed simultaneously to the cover of information by any media outlet, including press release, or else in meetings of professional entities, investors, analysts or selected public, domestically or abroad;

(c)  inquiry the persons with access to Relevant Information, with the purpose of ascertaining if they are aware of Relevant Information that may be disclosed to the market, in the event of request for clarifications of Regulatory Bodies or Stock Exchanges, or if there is atypical fluctuation in the quote, price or amount negotiated of the Securities issued by Eletrobras or referred to by them;

(d)  inquiry the persons with access to Confidential Information, in the event this is out of the Company’s control, including the controlling shareholders or managers that deem necessary to keep Relevant Information in confidentiality, under the terms exceptionally authorized by CVM Instruction 358 and this Policy, and arrange the immediate disclosure of Relevant Information, by means of the appropriate channels, as provided for in this Policy;

(e)  abide by this Policy, the CVM Instruction 358, and other laws applicable to Eletrobras relating to the disclosure and use of the Relevant Information;

(f)  clear up the requests of the Regulatory Bodies and Stock Exchanges about the Relevant Information;

(g)  review the need to request, always simultaneously, to the Stock Exchanges, the suspension of the negotiation of Eletrobras’ Securities, for the time required for the appropriate dissemination of the Relevant Fact;

(h)  analyze the rumors, speculations and news disclosed by any media outlet and their impact on the quote of the Securities issued by Eletrobras, on the decision of the investors in purchasing, selling or keeping Securities or the decision of investors to exercise any rights inherent to the condition of holder of Securities issued by Eletrobras, and, accordingly, provide the due clarifications to the market, in an immediate manner, and under the terms of this Policy;

(i)   carry out, by means of its Investor Relations Department, the training of Bound Persons concerning the content of this Policy.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.4      Bound Persons’ Duties

5.4.1 Without prejudice to the other obligations provided for in this Policy, Bound Persons shall:

(a)  abide by this Policy, the CVM Instruction No. 358, and other laws applicable to Eletrobras relating to the disclosure and use of the Relevant Information;

(b)  communicate to the Investor Relations Officer or investor relation department (i) any act, fact or situation that may stand as a Relevant Information that it has become aware, and/or (ii) about the undue disclosure of Confidential Information, without abidance by the applicable laws and regulation, as well as of this Policy;

(c)  immediately report to the Investor Relations Officer if there is any Relevant Information improperly disclosed to a person or group of persons;

(d)  immediately fulfill the requirements and clarifications of the Investor Relations Officer or the investor relations department concerning the check of Relevant Information or the responsibility for undue disclosure;

(e)  keep secrecy of the information concerning the Relevant Information to which they have privileged access as a result of the job title or position that they hold, until its proper disclosure to the market, as well as ensure for subordinates and third party of their trust to do it, being solely and jointly responsible with the latter if the duty of confidentiality is breached;

(f)  abide by the mechanisms of control and restriction of the access to Relevant Information and Confidential Information provided for under this Policy;

(g)  notify in writing the Investor Relations Officer whenever an omission thereof is found in regards to the disclosure of Relevant Information, under the terms of this Policy, so that the disclosure is made;

(h)  immediately communicate the Relevant Information to CVM, whenever there is omission of the Investor Relations Officer to disclose the Relevant Information;

(i)   abide by the preclusions and restrictions to negotiation if the disclosure of Relevant Information is close at hand, under the terms of this Policy and applicable laws;

(j)   execute the Contract of Adhesion (Annex 1) and forward it to the Investor Relations Officer of Eletrobras; and

(k)  require that the external advisors, partners, service providers, commercial contacts, and their respective employees, and representatives, or any person that has a commercial relationship with Eletrobras, with access to Confidential Information, and are under their management, are aware of this Policy, and, whenever the contracting involves access to Confidential Information, arrange that their contractors so execute the Contract of Adhesion (Annex 1) or appropriate non-disclosure agreements, given that the Contracts of Adhesion should be forwarded to the Investor Relations Officer or Investor Relations Department.

5.4.2 Bound Persons are forbidden to unduly use Confidential Information to obtain any advantages, either pecuniary or not, for themselves or third parties.

5.5      Controlling Shareholders’ Duties

5.5.1 Without prejudice to the other obligations provided for in this Policy, as well as other rules applicable to the public agents, especially Law No. 8,112, dated December 11, 1990, the controlling shareholders shall:

(a)  Abide by this Policy, the CVM Instruction No. 358 and other laws applicable to the Company in regards to the disclosure and use of Relevant Information;

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

(b)  Communicate to the Investor Relations Officer or investor relation department (i) any act, fact or situation that may stand as a Relevant Information that it has become aware, and/or (ii) about the undue disclosure of Confidential Information, without abidance by the applicable laws and regulation, as well as of this Policy;

(c)  Immediately report to the Investor Relations Officer if there is any Relevant Information improperly disclosed to a person or group of persons;

(d)  Immediately fulfill the requirements and clarifications of the Investor Relations Officer or the investor relations department concerning the check of Relevant Information or the responsibility for undue disclosure;

(e)  Keep secrecy of the information concerning the Relevant Information to which they have privileged access as a result of the job title or position that they hold, until its disclosure to the market, as well as ensure for subordinates and third party of their trust to do it, being solely and jointly responsible with the latter if the duty of confidentiality is breached;

(f)  Abide by the mechanisms of control and restriction of the access to Relevant Information and Confidential Information provided for under this Policy;

(g)  Notify in writing the Investor Relations Officer whenever an omission of the Investor Relations Officer is found in regards to the disclosure of Relevant Information, under the terms of this Policy, so that the disclosure is made;

(h)  Immediately communicate the Relevant Information to the Regulatory Bodies, whenever there is omission of the Investor Relations Officer to disclose the Relevant Information; and

(i)   Abide by the preclusions and restrictions to negotiation if the disclosure of Relevant Information is close at hand, under the terms of this Policy and applicable laws.

5.5.2 Controlling shareholders, their representatives, servants, and employees are forbidden to unduly use Confidential Information for obtaining any advantages, either pecuniary or not, for themselves or third party.

5.6      Disclosure of Annual and Quarterly Results

5.6.1     The disclosure of annual or quarterly financial statements should be disclosed under the terms provided for in this Policy and should preferably be performed after the termination of the business in Stock Exchanges, in all markets where the Eletrobras’ Securities are negotiated, with the Brazilian market working hours prevailing in the case of incompatibility. If the disclosure shall be made before trading opens, whenever possible, the advance time of one hour shall be met, so that delays in the start of the negotiations is prevented, and the dissemination of information provided is allowed.

5.6.2 Additionally, the Company should disclose the Form 20F required by SEC and the New York Stock Exchange. Said form shall also be filled at the website of Investor Relations of Eletrobras (www.eletrobras.com/ri) and disclosed jointly with CVM, in a simultaneous manner, in English, and, after the measures of the respective translation, the version in Portuguese language.

5.6.3 The information, reviews, and presentations connected to the annual and quarterly results, including by means of Press Releases, should be disclosed to CVM, by means of the electronic system available at the website of CVM, SEC and Stock Exchanges, under the terms of the applicable standards, and at the website of Investor Relations of Eletrobras (www.eletrobras.com/ri).

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.6.4 Eletrobras should endeavor to hold a teleconference with analysts and investors, in the event of the disclosure of the annual and quarterly financial statements, with simultaneous interpreting to English, in such a way to allow comprehensive awareness to the financial information disclosed.

The dates of disclosures of financial and quarterly financial statements, as well as teleconferences, shall be disclosed by the Company by means of its schedule of events, available at the website of CVM and at the website of the Investor Relations of Eletrobras (www.eletrobras.com/ri). Eletrobras should previously inform the data of connection to access teleconferences.

5.7      Meetings and Teleconferences with Analysts and Investors

5.7.1 In accordance with the policy of provision of information to the market and rules of the Level 1 of Corporate Governance of B3, Eletrobras should participate in several meetings with the shareholders and investors, by means of conferences, teleconferences, roadshows, conference calls, and meetings or events with investors, in Brazil or abroad.

5.7.2 As for the relationship with the investing public, this Policy shall be carefully fulfilled.

5.7.3 According to sub-item 5.7.1, meetings and teleconferences with the investing public, in Brazil or abroad, should preferably be attended by the Investor Relations Officer or, in his absence, a professional of the Investor Relations Department, without prejudice of the possibility of other managers, executives and technicians also being present, at the discretion of Eletrobras. In the absence of the Investor Relations Officer, the content of the meeting should be immediately reported to him, in the event of involuntary disclosure of Relevant Information not yet disclosed, and he also should ensure broad and immediate disclosure of such information to CVM, SEC, and Stock Exchanges.

5.8      Website of Eletrobras’ Investor Relations

5.8.1 The website of the Investor Relations of Eletrobras (www.eletrobras.com/ri), with versions in Portuguese and English languages, and should keep, at disposal of the latter, Relevant Information, press release, presentations, financial and operating information, schedule of events, payment of dividends, quote of shares in Eletrobras, reference form, Form 20F, reports, annual and quarterly financial statements, channels of access to the Investor Relations Department, frequently asked questions and answers, governance instruments as the bylaws, and other manuals or policies, call for tenders and proposals of management, information of the capital stock, among other information considered mandatory for the law. Such documents should be filled and disclosed by Eletrobras, abiding by the terms and conditions provided for in the applicable laws.

5.9      Relationship of the other Departments of Eletrobras with the Investor Relations Department

5.9.1 The managers, executives, and technicians of Eletrobras should keep the Investor Relations Officer, and the responsible for the Investor Relations Department always updated with comprehensive information of strategic, operating or financing character, and the Investor Relations Officer shall be in charge of disclosing the business, under the terms of this Policy.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.9.2 Eletrobras’ communication department should keep constant interaction with the Investor Relations Department, in order to prevent from being granted, by managers and executives of Eletrobras and its subsidiaries, interviews, statements or press releases or any other means of communication, connected to the Relevant Information, before its appropriate disclosure by the Investor Relations Officer of Eletrobras, by means of the appropriate channels, under the terms of this Policy.

5.9.2.1 In the event of involuntary disclosure of Relevant Information not yet disclosed, in interviews, newspapers, magazines, press conferences, declarations, blogs or other means of communication, the communication department should immediately report to the Investor Relations Officer, in writing, so that it ensures the comprehensive and immediate disclosure of such information to the market, CVM, SEC, and Stock Exchanges.

5.10    Disclosure of Information in Public Offerings

5.10.1 Immediately after the performance of the public offering of the Company’s Securities that depends on the registration at CVM, the offeror should disclose the amount of securities to be purchased or sold, the price, the payment conditions, and further conditions to which the offer is subject, under the terms of this Policy and the CVM Instruction No. 358.

5.10.2   The provisions under Item 5.10.1 shall not be applicable to the confidential preliminary analysis of the requests for registration of the public distribution of securities, under the terms of the applicable regulation.

5.10.2.1 If the performance of the public offering is subject to the implement of conditions, the offeror shall be required to disclose of warning of Relevant Fact, whenever such conditions are ascertained, clearing up if the keep the offering, and in which conditions, or if it shall lose its effectiveness.

5.10.3 The primary or secondary public distribution of securities should be disclosed, in keeping with the provision under sub-item 5.10.1, when such information falls under the concept of Relevant Information, and should comply with the provision in this Policy in regards to the access and treatment of Confidential Information, and the preclusion of the negotiation of Securities.

5.11    Crisis Situations

5.11.1 In situations of crisis, Eletrobras should, by means of its communication department, refer to a spokesperson specifically indicated for the communication to the press, without prejudice to the possibility of appointing other spokespersons, which are under the guidance of the committee of crisis that may be created, earmarked for the relationship with other strategic publics, as provided for in a specific policy of spokespersons.

5.11.2 In the situations of crisis, the spokespersons that may be appointed should keep the Investor Relations Officer and Investor Relations Department duly posted of all efforts, in order to ensure that this Policy be fulfilled as much as possible, as well as a policy especially concerning the spokespersons of Eletrobras companies.

5.11.2.1 In the case of absence or hindrance of the Investor Relations Officer, Eletrobras’ Chief Executive Officer should be informed and, in the latter’s absence, the Chairman of the Board of Directors – CA or that whom he may appoint. The officer or, in his absence, the person who substitutes him, is required to take measures aimed at fulfilling this Policy, ensuring that the investors, Regulatory Bodies and Stock Exchanges have available, in a timely and simultaneous time, in an efficient, thorough, reasonable, and egalitarian manner, the information required for its investment decisions, aiming at the best symmetry possible, in the dissemination of the Relevant Information.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.12    Disclosure of Information about Negotiations of Managers, Fiscal Council Members and Members of any Bodies with Technical or Consulting Assignments created by Statutory Provision and Related Persons

5.12.1 The managers of Eletrobras holding, as well as its fiscal council members, and members of any bodies with technical or consulting assignments created by statutory provision shall be required to inform to Eletrobras:

(a) the ownership of the Securities issued by Eletrobras itself, by its parent companies or subsidiaries, in the last two cases, given that it is a publicly-held company (Annex II). Subsidiaries and affiliates of Eletrobras shall also be required to report to Eletrobras on the ownership of Eletrobras’ Securities (Annex II); and

(b) the negotiations made with securities issued by Eletrobras itself, by its parent companies or subsidiaries, in the last two cases, given that it is a publicly-held company (Annex III). Subsidiaries and affiliates of Eletrobras shall also be required to report to Eletrobras the negotiations made with securities issued by Eletrobras' Securities (Annex III).

5.12.2   The managers of Eletrobras, fiscal council members of Eletrobras and members of any of Eletrobras’ bodies with technical or consulting assignments created by statutory provision should also establish the securities issued by Eletrobras itself, its parent companies or subsidiaries (in the last two cases, given that it is a publicly-held company, which are the property or negotiated by related persons (Annex II and Annex III).

5.12.3 The communication to which the previous sub-items refer should cover the negotiations with derivatives or any other securities referred to by the Securities issued by Eletrobras or issued by its parent companies or subsidiaries, in the latter two cases, provided that the latter two cases are publicly-held companies.

5.12.4 For the purposes of the communication referred to in this sub-item 5.12, the negotiation of securities issued by Eletrobras itself, its parent companies or subsidiaries, is equivalent to the application, redemption, and negotiation of interests in investment funds whose regulation establishes that its portfolio of shares is comprised exclusively by shares issued by Eletrobras, its parent companies or subsidiaries.

5.12.5 The communication referred to in sub-items 5.12.1.1 and 5.12.2 should have at least the following, and be delivered in the form of Annexes II and III, accordingly:

(a)   name and qualification of the communication issuer, and, as the case may be, that of the Related Persons, reporting the registration number in the CPF (Brazilian Individual Taxpayers’ Registry) or CNPJ (Brazilian Corporate Taxpayers’ Registry) of the communication issuer, and, as the case may be, the Related Persons;

(b)   amount, per type and class, in the case of shares, and further characteristics in the case of other securities, in addition to identification of the issuing company, and the balance of the position issued before and after the negotiation; and

(c)form of procurement or sale, price, and date of the transactions.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.12.6 The communication referred to in sub-items 5.12.1.1 and 5.12.2 should be made by Eletrobras’ managers, fiscal council members, and members of any bodies with technical and consulting assignments of Eletrobras created by statutory provision:

(a) over the term of five days after the performance of each business (Annex III);

(b) on the first business day after the investiture in the position (Annex II); and

(c) in the event of presentation of documentation for registration of the company as publicly held.

5.12.6.1 The managers, fiscal council members, and members of any bodies with technical or consulting assignments created by statutory provision of Eletrobras should inform to Eletrobras any change to the information provided for in this sub-item 5.12 in up to 15 days as of the change.

5.12.6.2 In the event that the managers, fiscal council members, and members of any bodies with technical or consulting assignments created by statutory provision of Eletrobras take office in their respective positions, on dates prior to the date of effectiveness of this Policy, such people should immediately report to Eletrobras on the information above, including the current amount, the characteristics, and the manner of procurement of the Securities referred to in this sub-item 5.12, if they have not performed it as established hereunder.

5.12.7 The Investor Relations Officer, by means of the Investor Relations Department, should submit to CVM and, as the case may be, the Stock Exchanges or the organized over-the-counter market entities where Eletrobras’ shares are allowed for negotiation, the information referred to in Article 11, head provision, and in the paragraphs one to three of CVM Instruction 358, with respect to the securities negotiated by Eletrobras itself, by its subsidiaries and affiliates, as well as by managers, fiscal council members, and members of any bodies with technical or consulting assignments created by statutory provision of the Company and Related Persons in connection with the former parties.

5.12.7.1 The information referred to in this sub-item 5.12.7 should be submitted, by Eletrobras, over the term of up to ten days after the end (i) of the month on which changes to positions held are found, (ii) of the month on which the investiture in the position of said persons happens, or (iii) of the month on which the communication provided for in Item 5.12.6.1 happens.

5.12.7.2 The information should be delivered in an individual and consolidated form by the agency referred to therein, given that they shall be available on the electronic system of CVM:

(a)   the individual positions of the very company, its affiliates and subsidiaries; and

(b)   the positions, consolidated by agency, held by members of the management, fiscal council or any bodies with technical or consulting assignments created by statutory provision.

5.12.8 Without prejudice to the information above, the managers, fiscal council members, and members of any bodies with technical or consulting assignments created by statutory provision of Eletrobras and its subsidiaries shall be required to inform to Eletrobras about the ownership and the negotiation of bonds issued by Eletrobras, under the terms of (Annex IV). Such requirement for managers, fiscal council members, and members of any bodies with technical or consulting assignments created by statutory provision shall be applicable to the ownership and negotiations of bonds by Related Persons.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.13    Disclosure of Transactions with Related Parties

5.13.1 The disclosure of the information regarding the transactions with related parties should abide by the laws and regulation in practice, and should be performed in abidance by this Policy, and the Policy of Transactions with Related Parties of Eletrobras.

5.14    Disclosure of Information on Relevant Negotiation

5.14.1 The controlling shareholders, whether direct or indirect, and the shareholders that elect members of the board of directors or fiscal council, as well as any individual or corporation, or group of persons, operating in concert or representing the same interest, which make Relevant Negotiations should, under the terms of CVM Instruction No. 358, submit to Eletrobras the following information:

(a)   name and qualification, stating the registration number in the CPF (Brazilian Individual Taxpayers’ Registry) or CNPJ (Brazilian Corporate Taxpayers’ Registry);

(b)   purpose of the interest and amount intended, having, as the case may be, declaration that the business are not aimed at changing the composition of control or the administrative structure of Eletrobras;

(c)number of shares and other Securities and derivative financial instruments referred to by such shares, are of physical or financial settlement, explaining the amount, class, and type of shares referred to;

(d)   stating of any agreement or contract regulating the exercise of voting right or sale and purchase of securities issued by the company;

(e)   if the shareholder is resident or domiciled abroad, the name or corporate name and number of registration at CPF (Brazilian Individual Taxpayers’ Registry) or CNPJ (Brazilian Corporate Taxpayers’ Registry) of its principal or legal representative in Brazil, for the purposes of Article 119 of the Corporations Act; and

(f) Other information that may be required by the applicable laws.

5.14.2 The requirements provided for in sub-item 5.14.1 shall also extend to (i) the purchase of any rights over the shares and other securities referred to under the subsections of sub-item 5.14.1; and (ii) execution of any derivatives referred to by the shares provided for under sub-item 5.14.1, even though without physical settlement. In these events, the following rules shall be abided by:

(a)   the efforts directly held, and those referred to by derivatives of physical settlement shall be deemed as a whole, for the purposes of check of the percentages referred to under the definition of “Relevant Negotiations” of this Policy;

(b)   the shares referred to by derivatives, with estimate of settlement exclusively financial shall be calculated regardless of the shares provided for under subsection I, for the purposes of check of the percentages referred to under the definition of “Relevant Negotiations” of this Policy;

(c)the amount of shares referred to by derivatives that lead to economic exposure of the shares may not be compensated by the amount of shares referred to by derivatives that have inverse economic effects; and

(d)   the obligations provided for under sub-item 5.14.1 above should not extend to the structured operations certificates – COE, securities index funds, and other derivatives in which less than 20% of its return are ascertained by the return of shares issued by the company.

5.14.3 The communication referred to by sub-item 5.14.1 should be made immediately after the interest referred to in the definition of “Relevant Negotiations” of this Policy is reached.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.14.4 In the cases in which the purchase results in or has been performed with the purpose of changing the composition of control or administrative structure of Eletrobras, as well as in the cases in which the purchase generates the obligation of performance of public offering, under the terms of the applicable regulation, the purchaser should also perform the disclosure, at least, by the same communication channels commonly applied by Eletrobras, under the terms of sub-item 5.2.9 of this Policy, promptly including the information stated in sub-item 5.14.1 above.

5.14.5 The Investor Relations Officer shall submit information referred to under sub-item 5.14.1, as soon as received by Eletrobras, CVM, and, as the case may be, the entities managed by markets wherein the company’s shares are allowed for negotiation, under the terms of CVM Instruction No. 358.

5.15    Preclusions to the Negotiations of Securities

5.15.1   Before the disclosure to the market, by Eletrobras, of Relevant Information occured in the business of Eletrobras or subsidiaries, under the terms of CVM Instruction No. 358, the negotiation is forbidden as concerning Securities issued by Eletrobras or issued by subsidiaries, or referred by them, Eletrobras itself or Bound Persons.

5.15.1.1 The preclusion provided for in sub-item 5.15.1 also should prevail:

(a)   if there is intention to perform takeover, total or partial spin-off, merger, corporate conversion or reorganization; and

(b)   with regard to the list of controlling shareholders, either direct or indirect, the managers, whenever a purchase or sale of shares are issued by Eletrobras by Eletrobras itself, its subsidiaries or another company under common control is underway, or if an option or power of attorney is granted for the same purpose.

5.15.2 The preclusion under sub-item 5.15.1 shall also be applicable to the managers who may withdraw from Eletrobras’ or subsidiaries’ management, accordingly, before the public disclosure of the business or a fact started during their management period, and shall extend over the term of six months after withdrawal.

5.15.3 The preclusions provided for under sub-items 5.15.1. and 5.15.2 above shall be effective as soon as Eletrobras discloses a Relevant Information to the market, under the terms of this Policy, except if the negotiation with Securities might interfere with the conditions of said business, to the detriment of the Eletrobras’ shareholders or the Eletrobras itself. In the event that Eletrobras finds the need for maintenance of the preclusion of negotiation, even after the disclosure of Relevant Information, the Investor Relations Officer should inform it through internal communication.

5.15.4 The negotiation by Eletrobras and bound persons is precluded, within the term of 15 days, which precedes the disclosure of quarterly information (ITR) and annual information (DFP) of Eletrobras, except for the provisions under sub-item 5.16.

5.15.5 If any agreement or contract aiming at the respective controlling interest is executed, or of an option or power of attorney has been granted for the same purpose, as well as if there is intention to perform takeover, total or partial spin-off, merger, corporate conversion or reorganization, and while the operation is not made public by disclosure of Relevant Fact, Eletrobras’ Board of Directors may not deliberate on the purchase or sale of share of its own issuance.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.15.6 The Investor Relations Officer is allowed, regardless of justification, to set periods in which Eletrobras and the Bound Persons may not negotiate with Securities issued by Eletrobras, or else by subsidiaries or affiliates which are publicly-held companies (“Block Period”), and, in this case, should expressly inform the initial term and the final term of the Block Period, by internal communication, and the Company and Bound Persons keep confidentiality of such period.

5.15.6.1 The absence of communication by the Investor Relations Officer about the Block Period does not exempt Eletrobras or the Bound Persons to fulfill this Policy, as well as the applicable legal provisions, especially CVM No. 358 Instruction.

5.15.7 The preclusions of negotiations established in this Policy shall be applicable to:

(a)   the negotiations performed in Stock Exchanges and OTC market, whether organized or not, as well as those performed without the intervention of an institution that is part of the distribution system; and

(b)   the negotiations directly or indirectly performed by Bound Persons, regardless of the fact that such negotiations happen by means of subsidiaries, or by means of third parties with whom a fiduciary agreement or portfolio or share management is maintained;

(c)the operations of rental of Securities performed by Bound Persons;

(d)   the Bonds referred to in sub-item 5.12.8.

5.15.7.1 For the purposes of the provisions under sub-item 5.15.7 above, indirect negotiations are not negotiated among those performed by investment funds where the persons subject to this Policy are members, provided that:

(a)   such funds are not exclusive; and

(b)   the negotiation decisions of the manager or administrator of the fund may not be influenced by members.

5.16    Exceptions for the Preclusion of Negotiation of Securities

5.16.1 The preclusion provided for in sub-item 5.15.1 are not applicable to the purchase of shares that are in treasury, by means of private negotiation, resulting from the exercise of stock option with plan of grant of stock option approved at a shareholders’ meeting, or when it refers to the grant of shares to managers, employees or service providers as a part of the compensation previously approved at a shareholders’ meeting.

5.16.2 The preclusions provided for under sub-items 5.15.1 and 5.15.2 shall not be applicable provided that the negotiations are performed in compliance with Individual Investment Plans, as defined under sub-item 5.16.3.

5.16.3 The bound persons may conclude individual investment plans regulating their negotiations with shares issued by Eletrobras (“Individual Investment Plans”).

5.16.3.1 The Individual Investment Plans should have provisions that prevent the use, by the bound person, of Confidential Information to its own benefit, either directly or indirectly, and, therefore, should be prepared in such a way that the decision of purchase or sale of Securities by a bound person may not be taken after a Confidential Information is known, and thus the person holding an Individual Investment Program should refrain from exercising influence on the operation if there is pending Relevant Information not disclosed.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.16.3.2 The Individual Investment Plans should:

(a)   be concluded in written with the Investor Relations Officer before the performance of any negotiations (Annex V);

(b)   establish, in an irrevocable character, the dates and values or amounts of business to be performed by the participants; and

(c)establish at least Six months for the Individual Investment Plan, as well as any amendments and cancellation, for it to take effect.

The Individual Investment Plans may allow the negotiation of Securities over the period provided for under sub-item 5.15.4, provided that, in addition to the requirements of sub-item 5.15.4 above are met:

(i) the Company has approved a schedule defining specific dates for disclosure of quarterly information (ITR) and annual information (DFP); and

(ii) their participant undertake to transfer to the Company any loss avoided or earnings in negotiations with Securities, arising out of any change to the dates of disclosure of ITR and DFP forms, investigated by means of reasonable criteria set in the very plan.

The participants of the individual investment plans shall simultaneously keep in force more than one individual investment plan and/or perform any operations that cancel or mitigate the economic effects of the operations to be set forth under the individual investment plan.

5.16.6 Without prejudice to the provisions in sub-item 5.16.9 below, the Investor Relations Officer should assess the Individual Investment Plans in view of the applicable regulation, and may refuse its filing at Eletrobras if they are noncompliance with this Policy or the applicable regulation.

5.16.7 The Bound Persons that execute Individual Investment Plans should communicate to the Investor Relations Officer, and the Investor Relations Department of Eletrobras, always in writing, (i) all negotiations made, over the term of up to five days after its occurrence; and (ii) subsequent amendments to the Individual Investment Plans or breach of such plans. In addition to this, they should also communicate to the Stock Exchanges about their Individual Investment Plans and subsequent amendments or breach of such plans. The communication should have at least the indication if the plan is of scheduled investment or divestment, the dates, and the values or amounts of business to be performed.

5.16.8 The Investor Relations Department with investors of Eletrobras should keep specific and individualized control of all Individual Investment Plans performed under the terms of this sub-item 5.16 and should communicate any cases of noncompliance of said plans immediately to the Investor Relations Officer.

5.16.9 It is incumbent on the Board of Directors of Eletrobras – CA to check, at least half-yearly, the adhesion to the negotiations made by the participants of investment plans they have concluded, and such check shall expressly refer to the minutes of the meeting.

5.16.10 The preclusions provided for under sub-items 5.15.1 and 5.15.2 shall not be applicable to Eletrobras and Bound Persons, when they perform negotiations, as long-term investments, with the following characteristics: (i) subscription or purchase of shares by virtues of the exercise of options granted as Stock Option Plan approved by Shareholders’ General Meeting; or (ii) performance, by Eletrobras, of purchases object of share repurchase program for cancellation or maintenance in treasury.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

5.17    Severe Penalties and Breaches

5.17.1 Under the terms of CVM Instruction No. 358, a severe breach, for the purposes established in paragraph three of Article 11 of Law No. 6,385/76, the violation of the provisions established under CVM Instruction No. 358.

5.17.2 Without prejudice to other penalties provided for under the applicable laws and regulation, in the case of breach of the provisions established in this Policy, the breaching party shall be subject to the penalties in accordance with the internal rules of Eletrobras, and the liability for damage that may be imposed on Eletrobras and/or its subsidiaries.

5.17.3 The provisions in this Policy shall not impair the administrative, civil, and criminal liability resulting from the applicable laws and regulation that may be imputed to third party not directly connected to Eletrobras, which are cognizant on the Relevant Information and may use it in noncompliance with the law, regulation, and rules of this Policy.

6      Responsibilities

▪      Board of Directors of Eletrobras – approving this policy.

▪      Board of Directors of Eletrobras Companies – ratifying the approval of this policy.

▪      Executive Board of Eletrobras – approving this policy and ensuring its implementation.

▪      Executive Board of Eletrobras Companies – ensuring the implementation of this policy in their companies.

▪      Investor Relations Department of Eletrobras – performing and following up this policy.

7      General Provisions

▪      Other terms included in this Policy which are not expressly defined in this Item shall have meanings provided for in the applicable laws, especially CVM Instruction No. 358.

▪      This Policy and any amendments that may be implemented shall be made public, according to Chapter 3, and once made public, they should be abided by all Subject Persons.

▪      Any doubts about the provisions under this Policy should be clarified jointly with the Investor Relations Officer of the Company, who shall be supported by the Investor Relations Department, under the terms of this Policy.

▪      Except if otherwise provided for in a specific chapter of this Policy, any communications or notifications referring to relevant information to the Investor Relations Officer, shall have date, identification that it is a confidential information, and should only be considered delivered if: (i) Received in person, against receipt; or (ii) submitted by registered letter, with return receipt.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND  NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

▪      This Policy shall become effective on the date of its approval by the Board of Directors of Eletrobras – CA and shall remain in force over an undefined time, and may be changed by the Investor Relations Department of Eletrobras, at any time, upon a new approval of the Board of Directors of Eletrobras – CA, and the appropriate disclosures with the Regulatory Bodies and Stock Exchanges, under the terms of CVM Instruction No. 358.

▪      The communication to CVM of any change to this Policy should be followed up by deliberation and full content of the documents that regulate and are part of the amended Policy.

▪      The approval of this Policy supersedes all provisions of the “Policy for Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras.”

▪      The guidelines established in this document should be abided by all employees of Eletrobras companies and subsidiaries, subject persons, contractors, service providers and trainees, in addition to any business partners, suppliers, service providing companies and employees of commercial partners and joint ventures of Eletrobras and subsidiaries.

▪      This policy was approved by means of the Resolution of the Executive Board of Eletrobras RES-873/2018, dated 12/10/2018, and the Deliberation of the Board of Directors of Eletrobras DEL-248/2018, dated 12/14/2018.

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Annex I - Contract of Adhesion to the Policy

Hereby I __________________________________ , ______________________________ , resident at _______________________________________________ , holder of CPF No. ______________________ and ID Card No. ________________, issued by ___________, in the capacity of ___________________ of ____________________ , headquartered at __________, registered with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (CNPJ) under No. ______________, hereby this Contract of Adhesion to the “Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Centrais Elétricas Brasileiras S.A. (“Eletrobras”), corporation registered in the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (CNPJ) under No. 00.001.180/0002-07, I declare (i) to be fully aware of the rules included in such “Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras”, the copy of which I declare to have received and become aware of, and thus I ensure to guide my efforts always in abidance by such rules; and (ii) to be aware that the breach of the provisions of this “Policy of Disclosure and Use of Relevant Information and  of Negotiation of Securities Issued by Eletrobras” shall subject the breaching party to the penalties that may be applied by the Regulatory Agencies and Stock Exchanges, without prejudice to the disciplinary and legal penalties that may be applied by the very Eletrobras.

Therefore, I hereby set my hand upon this Contract of Adhesion in three counterparts of equal content and form, in the presence of the two undersigned witnesses.

_________________, ______________ _____, ________

____________________________________

[Declarant’s Signature]

Witnesses:

1. _________________________________ Name: _____________________________ CPF: ______________________________ ID Card: ________________________________	2. _________________________________ Name: _____________________________ CPF: ______________________________ ID Card: ________________________________

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POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Annex II - Communication of Ownership of Securities

I hereby state, beneath the ownership of Securities issued by the very Company, its parent companies and/or subsidiaries, in the latter two cases referring to the publicly-held company, of my own ownership or that of Related Persons, under the terms of the Policy and the CVM Instruction No. 358/2002:

Communication of Direct or Indirect Ownership of the Securities Issued by Eletrobras, its Subsidiaries, the latter two of them being Publicly-Held Companies

Date: ______________

Holder’s Name: _________________________________ CPF/CNPJ: __________________ Qualification: __________________________

Address: ____________________________________ City: ________________ State: _______ Zip Code: ______________

Contact Phone Number: ______________________

Is it a Bound Person, under the terms of the Policy: O No O Yes, position:

O Member of the Board of Directors O Officer O Member or deputy of the Fiscal Council O Member of the Agency with technical or consulting assignment

Is it a Related Person, under the terms of the Policy: O No O Yes Please report the degree of kinship, name, CPF, qualification, as well as the degree of kinship with the Bound Person: __________________________________________________________________________________________

Does it have Individual Investment Plan: O Yes O No

Is it a subsidiary or affiliate of the Company: O Yes O No

Business Date	Issuing Company (Report if it is Eletrobras or Subsidiaries or parent companies, the latter two if they are publicly-held companies)	Type of Business	Type of Security (state if is a share or other type of security, in accordance with the Policy)	Total amount, per type and class, in the case of shares, and further characteristics in the case of other securities	Purchase Price	Broker Used	Other Relevant Information

Therefore, I hereby set my hand upon this Communication of Ownership in three copies of equal content and form, in the presence of the two witnesses below, and I HEREBY DECLARE that I shall communicate to the Investor Relations Officer of the Company in the case of any change to the information provided for herein.

_________________, ______________ _____, ________

____________________________________

[Declarant’s Signature]

Annex I - Page 1/2

POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Instructions for Filling Out (Annex II - Communication of Ownership of Securities):

1. Checking the full content of the Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras and CVM 358/2002 Instruction.

2. Bound Persons are: Bound Persons are (i) the direct and indirect controlling shareholders; (ii) Managers; (iii) Fiscal Council Members; (iv) members of any agencies with Technical or Consulting Assignments for the Company, already created or that may be created by statutory provision; (v) employees, and assistants of the Company or subsidiaries that have access or knowledge of Confidential Information; (vi) former Managers over the period in which they had access to any Confidential Information or in the hypotheses provided for in this Policy, (vi) whomever, by virtue of assignment, job title or position in the Company, in controlling shareholders, in their controlled companies or in affiliated companies, get acquainted with Confidential Information; (vii) Commercial Contacts, their respective employees and representatives.

3. Related Persons are persons, whether individuals or corporations that keep the relationships referred to as follows with the Managers, fiscal council members and/or members of any agencies with technical or consulting assignments created by statutory provision: (i) spouse, of whom he/she is not divorced; (ii) cohabitant, even if of a de facto separated person; (iii) any dependent included in the annual income tax adjustment return; (iv) companies directly or indirectly controlled by them; (v) third party with whom a fiduciary agreement or stock portfolio agreement was kept.

4. This Communication should be made by the Managers, fiscal council members (and their deputies), and members of any agencies with technical and consulting assignments created by statutory provision, on the first business day after taking office.

5. Individual Investment Plan: Checking Item 17 of the Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras.

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POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Annex III - Declaration of Negotiation of Securities

I hereby state the negotiation of Securities issued by the very Company, its parent companies and/or subsidiaries, in the latter two cases referring to the publicly-held company, made by myself or by Related Persons, on the month of ______ 20___, under the terms of this Policy and CVM Instruction 358/2002:

The negotiation below was carried out by:

Holder’s Name: _________________________________ CPF/CNPJ: __________________ Qualification: __________________________

Address: ____________________________________ City: ________________ State: _______ Zip Code: ______________

Contact Phone Number: ______________________

Is it a Bound Person, under the terms of the Policy: O No O Yes, position:

Is it a Related Person, under the terms of the Policy: O No O Yes Please report the degree of kinship, name, CPF, qualification, as well as the degree of kinship with the Bound Person: __________________________________________________________________________________________

Does it have Individual Investment Plan: O No O Yes The negotiation below was performed in accordance with the Individual Investment Plan: O Yes O No. Please state your reasons: __________________________________________________________________________________________

Is it a subsidiary or affiliate of the Company: O Yes O No

INITIAL BALANCE OF OWNERSHIP OF SECURITIES
Issuing Company (Report if it is Eletrobras or Subsidiaries or parent companies, the latter two if they are publicly-held companies)

Type of Security (state if is a share or other type of security, in accordance with the Policy, stating per type and class, in the case of shares, and further characteristics in the case of other securities), such as date of issuance/series, convertibility, terms, guarantees)

	Total amount, per type and class, in the case of shares, and further characteristics in the case of other securities	% of Total Initial Interest: Identification of the balance of position held before the negotiation:		Other Relevant Information
		Amount of Initial Securities per type/class:	% of Initial interest per type/class:

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POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Transactions over the month of ______ 20 _____:

Issuing Company (Report if it is Eletrobras or Subsidiaries or parent companies, the latter two if they are publicly-held companies)

Type of Security (state if is a share or other type of security, in accordance with the Policy, stating per type and class, in the case of shares, and further characteristics in the case of other securities), such as date of issuance/series, convertibility, terms, guarantees)

	Intermediate	Manner of Procurement or Sale	Transaction Date	Amount, per type and class, in the case of shares, and further characteristics in the case of other securities	Price	Volume (Price X Amount)

FINAL BALANCE OF OWNERSHIP OF SECURITIES AFTER THE NEGOTIATION ABOVE
Issuing Company (Report if it is Eletrobras or Subsidiaries or parent companies, the latter two if they are publicly-held companies)	Type of Security (state if is a share or other type of security, in accordance with the Policy)	Total amount, per type and class, in the case of shares, and further characteristics in the case of other securities, such as date of issuance/series/convertibility, terms, guarantees	% of Total Initial Interest: Identification of the balance of position held before the negotiation:		Other Relevant Information
			Amount of Initial Securities per type/class:	% of Initial interest per type/class:

Under the terms of CVM Instruction No. 358/02 and its subsequent amendments, I HEREBY DECLARE that I shall communicate to the Investor Relations Officer of the Company in the case of any change to the information provided for herein. Therefore, I hereby set my hand upon this Communication of Ownership in three counterparts of equal content and form.

_________________, ______________ _____, ________

____________________________________

[Declarant’s Signature]

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POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Instructions for Filling Out (Annex III - Declaration of Negotiation of Securities):

1. Checking the full content of the Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras and CVM 358/2002 Instruction;

2. Bound Persons are: Bound Persons: (i) the direct and indirect controlling shareholders; (ii) Managers; (iii) Fiscal Council Members; (iv) members of any agencies with Technical or Consulting Assignments for the Company, already created or that may be created by statutory provision; (v) employees, and assistants of the Company or subsidiaries that have access or knowledge of Confidential Information; (vi) former Managers over the period in which they had access to any Confidential Information or in the hypotheses provided for in this Policy, (vi) whomever, by virtue of assignment, job title or position in the Company, in controlling shareholders, in their controlled companies or in affiliated companies, get acquainted with Confidential Information; (vii) Commercial Contacts, their respective employees and representatives.

3. Related Persons are persons, whether individuals or corporations that keep the relationships referred to as follows with the Managers, fiscal council members and/or members of any agencies with technical or consulting assignments created by statutory provision: (i) spouse, of whom he/she is not divorced; (ii) cohabitant, even if of a de facto separated person; (iii) any dependent included in the annual income tax adjustment return; (iv) companies directly or indirectly controlled by them; (v) third party with whom a fiduciary agreement or stock portfolio agreement was kept.

4. This communication should be made by the Managers, fiscal council members (and their deputies), and members of any agencies with technical and consulting assignments created by statutory provision, within the term of five days after the performance of each business.

5. The communication to which this Annex III refers to should cover the negotiations with derivatives or any other securities referred to by the Securities issued by the Company or issued by its parent companies or subsidiaries, in the latter two cases, provided that the latter two cases are publicly-held companies. For the purposes of the communication referred to in this Annex III, the negotiation of securities issued by the very Company, its parent companies or subsidiaries, is equivalent to the application, redemption, and negotiation of interests in investment funds whose regulation establishes that its portfolio of shares is comprised exclusively by shares issued by the Company, its parent companies or subsidiaries.

6. Individual Investment Plan: Checking Item 17 of the Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras .

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POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Annex IV - Declaration of Ownership and Negotiation of Bonds

I hereby state the negotiation of Bonds issued by the Company, on the month of___________________________________ of 20______________________________________________________________________________________________________ , under the terms of this Policy:

The negotiation below was carried out by:

Holder’s Name: _________________________________ CPF/CNPJ: __________________ Qualification: __________________________

Address: ____________________________________ City: ________________ State: _______ Zip Code: ______________

Contact Phone Number: ______________________

Is it a Bound Person, under the terms of the Policy: O No O Yes, position:

O Member of Board of Directors O Officer O Member or deputy of the Fiscal Council O Member of Agency with technical or consulting assignment

Is it a Related Person, under the terms of the Policy: O No O Yes Please report the degree of kinship, name, CPF, qualification, as well as the degree of kinship with the Bound Person: __________________________________________________________________________________________

Issuing Company (State Eletrobras)	Year of Issuance/Series/Maturity of the Bond	Total Quantity	Other Relevant Information

Transactions over the month of ______ 20 _____:

Issuing Company (State Eletrobras)	Year of Issuance/Series/Maturity of the Bond	Intermediate	Manner of Procurement or Sale	Transaction Date	Quantity	Price	Volume (Price X Amount)

Issuing Company (State Eletrobras)	Year of Issuance/Series/Maturity of the Bond	Total Quantity	Other Relevant Information

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POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Under the terms of this Policy, I HEREBY DECLARE that I shall communicate to the Investor Relations Officer of the Company in the case of any change to the information provided for herein. Therefore, I hereby set my hand upon this Communication of Ownership in three counterparts of equal content and form.

_________________, ______________ _____, ________

____________________________________

[Declarant’s Signature]

Instructions for Filling Out (Annex IV - Declaration of Ownership and Negotiation of Bonds):

1. Checking the full content of the Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras ;

2. Bound Persons are (i) the direct and indirect controlling shareholders; (ii) Managers; (iii) Fiscal Council Members; (iv) members of any agencies with Technical or Consulting Assignments for the Company, already created or that may be created by statutory provision; (v) employees, and assistants of the Company or subsidiaries that have access or knowledge of Confidential Information; (vi) former Managers over the period in which they had access to any Confidential Information or in the hypotheses provided for in this Policy, (vi) whomever, by virtue of assignment, job title or position in the Company, in controlling shareholders, in their controlled companies or in affiliated companies, get acquainted with Confidential Information; (vii) Commercial Contacts, their respective employees and representatives.

3. Related Persons are persons, whether individuals or corporations that keep the relationships referred to as follows with the Managers, fiscal council members and/or members of any agencies with technical or consulting assignments created by statutory provision: (i) spouse, of whom he/she is not divorced; (ii) cohabitant, even if of a de facto separated person; (iii) any dependent included in the annual income tax adjustment return; (iv) companies directly or indirectly controlled by them; (v) third party with whom a fiduciary agreement or stock portfolio agreement was kept.

4. This communication shall be made by the Managers, fiscal council members (and their deputies), and members of any agencies with technical and consulting assignments created by statutory provision, within the term of five days after the performance of each business;

5. The communication to which this Annex IV refers should cover the Bonds issued by Eletrobras. Bonds are debt securities issued by the Company abroad, not referred to by the shares, by means of which the purchase of the security receives periodical interests, and the principal on the security’s maturity.

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POLICY OF DISCLOSURE AND USE OF RELEVANT INFORMATION AND OF THE NEGOTIATION OF ELETROBRAS COMPANIES’ SECURITIES

Annex V - Declaration of Individual Investment Plan

I, __________________________________, ______________________________, resident and domiciled at _______________________________________________, CPF No. ______________________ and ID Card No. ________________, issued by ___________, hereby declare that I have an Individual Investment Plan, whose rules are detailed in the Annex to this declaration, which are according to the Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras and to CVM 358 Instruction.

Under the terms of CVM Instruction No. 358/02 and its subsequent amendments, I HEREBY DECLARE that I shall communicate to the Investor Relations Officer of the Company in the case of any change to the information provided for herein. Therefore, I hereby set my hand upon this Communication of Ownership in three counterparts of equal content and form.

_________________, ______________ _____, ________

____________________________________

[Declarant’s Signature]

Instructions for Filling Out (Annex V - Declaration of Individual Investment Plan):

1. Checking the full content of the Policy of Disclosure and Use of Relevant Information and of Negotiation of Securities Issued by Eletrobras and CVM 358/2002 Instruction.

2. The Individual Investment Plans should:

■     be concluded in written with the Investor Relations Officer before the performance of any negotiations;

■     establish, in an irrevocable character, the dates and values or amounts of business to be performed by the participants; and

■     establish at least Six (6) months for the Individual Investment Plan, as well as any amendments and cancellation, for it to take effect.

3. The participants of the Individual Investment Plans shall simultaneously keep in force more than one Individual Investment Plan and/or perform any operations that cancel or mitigate the economic effects of the operations to be set forth under the Individual Investment Plan.

4. The Bound Persons that execute Individual Investment Plans should communicate to the Investor Relations Officer, and the Investor Relations Department of Eletrobras, always in writing, (i) all negotiations made, over the term of up to five days after its occurrence; and (ii) subsequent amendments to the Individual Investment Plans or breach of such plans. In addition to this, they should communicate to the Stock Exchanges about their Individual Investment Plans and subsequent amendments or breach of such plans. The communication should have at least the indication if the Plan is of scheduled investment or divestment, the dates, and the values or amounts of business to be performed.

Annex I - Page 1/9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.